NewsRelease

TC Energy to highlight sustainable long-term growth at virtual Investor Day
$29 billion secured capital program largely funded by cash from operations

CALGARY, Alberta – Dec. 1, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will host its annual Investor Day in a virtual format today. During the event we will provide an overview of our corporate strategy, five-year financial outlook and the targets we have set to support our ten sustainability commitments. In addition, we will outline the vast opportunity set that lies ahead for our natural gas pipelines, liquids pipelines and power and storage businesses in Canada, the United States and Mexico.

“Our vision is to be the premier energy infrastructure company in North America, now and in the future,” said François Poirier, TC Energy’s President and Chief Executive Officer. “Our $100 billion portfolio of high-quality, long-life energy infrastructure assets is performing very well as evidenced by the record financial results we are on course to deliver in 2021. We also have visibility to significant future growth as a result of both the world’s growing demand for energy and the transition to a cleaner energy future. Today, we are advancing $29 billion of commercially secured projects that will expand and extend our asset footprint across North America and generate attractive long-term returns for our shareholders as they enter service over the next five years.”

TC Energy’s $29 billion of secured capital projects is underpinned by strong industry fundamentals as well as cost-of-service regulation and/or long-term, take-or-pay contracts. This includes $7 billion in new projects that will have been sanctioned by the end of 2021. This capital program, combined with the strong performance of our existing assets, is expected to result in average annual growth in EBITDA of five per cent through 2026. Additional sanctioned projects that enter service by 2026, along with other revenue enhancements and cost savings, would add to our growth outlook. Based on the confidence we have in our business plans we expect to grow the common share dividend at an annual rate of three to five per cent. This is consistent with our established conservative approach to capital allocation and is expected to provide the capacity to fund our sizable capital program while enhancing our financial strength and flexibility.

“Our strong and growing cash flow from operations will allow us to largely fund our $29 billion secured capital program and pay a sustainable dividend,” added Poirier. “As a result, we expect to improve our already solid credit profile and exceed targeted credit metrics in the latter part of our five-year plan. This will provide us with the capacity to fund additional growth opportunities, continue our long history of dividend increases or consider a share buyback. As always, we will allocate capital in a manner that maximizes growth in earnings, cash flow and dividends per share and delivers superior long-term returns to our shareholders.”

Looking forward, TC Energy expects to capture substantial new opportunities that would add to its EBITDA growth outlook. Our network of critical energy infrastructure will be used for decades to come and continue to generate significant in-corridor growth potential. We also remain committed to the sustainable development of our business. Modernizing our existing systems and assets along with the decarbonization of our own energy consumption are some of the areas we are focused on while also seeking opportunities to invest in low-carbon energy infrastructure. We are advancing numerous renewable energy projects and proceeding with new ventures in pumped hydro storage, hydrogen and carbon capture utilization and storage, while remaining committed to important projects like Bruce Power’s multi-billion dollar life extension and uprate programs which will continue to be a source of significant emission-less power in Ontario for decades to come.

In all our operations and projects, we remain focused on managing and reducing our GHG emissions and building constructive, enduring relationships with our communities and stakeholders. We believe our creativity, technical strength and unparalleled market connectivity provide us the ability to prosper regardless of the pace and direction of energy transition.

The event is scheduled from 7:30 a.m. to 11:30 a.m. MST (9:30 a.m. to 1:30 p.m. EST). A live webcast of the event will be available through the Investors section of TC Energy’s website at TCEnergy.com/InvestorDay or via the following URL: https://tcenergyinvestorday2021.can.chime.live/. The webcast will also be posted on-line for replay following the event.

The presentation materials will be available at TCEnergy.com/InvestorDay at 6:00 a.m. MST (8:00 a.m. EST).

About TC Energy

We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522